UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Changes in Outstanding Number of Securities

On November 21, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) the following changes to the outstanding number of securities of the Company:

1.	Increase in the number of outstanding common shares, par value 1.0 New Israeli Shekels (“NIS”) per share (“common shares”) by 3,821, to 193,510,391, due to the vesting of RSUs held by Mr. Adi Jemini, the Company’s Executive Vice President and Chief Financial Officer.

2.	A purchase for cancellation by the Company of:

a.	NIS 1,024,684 of the aggregate principal amount of Series C Debentures, resulting in a remaining outstanding principal amount of NIS 349,239,028.

b.	NIS 86,663 of the aggregate principal amount of Series I Debentures, resulting in a remaining outstanding principal amount of NIS 457,533,418.

Confirmation of Company Rating

On November 21, 2017, the Company furthermore reported to the TASE and ISA that Midroog (an affiliate of Moody’s) reaffirmed the Company's credit rating of Aa3.il/ stable for the Company's series of outstanding debentures—consisting of Series C, D, E, I, J, K and L. The full rating report will be published by the Company in the near future.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 24, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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